                    U.S. Securities and Exchange Commission

                            Washington, D.C.  20549
                                   FORM 10-SB/A
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   CVF CORP.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                  NEVADA                                87-0429335
 ----------------------------------------  ------------------------------------
     (State or other jurisdiction of       (I.R.S. Employer Identification No.)
      incorporation or organization)

     300 INTERNATIONAL DRIVE, SUITE 100
          WILLIAMSVILLE, NEW YORK                          14221
 ----------------------------------------  ------------------------------------
 (Address of principal executive offices)                 (Zip Code)


                                 (716) 626-3044
                      ----------------------------------
                          (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:


             Title of each class              Name of each exchange on which
             to be so registered              each class is to be registered

 ----------------------------------------  ------------------------------------


Securities to be registered under Section 12(g) of the Act:

                    Common Shares, par value $0.001 per share
                ---------------------------------------------------
                                (Title of class)


                ---------------------------------------------------
                                (Title of class)

                               TABLE OF CONTENTS



This Form 10-SB/A has been prepared pursuant to Alternative 2 as set forth in Form 10-SB.

                                                                      Page
                                                                      ----


PART I ..............................................................    1
  ITEM 6.   DESCRIPTION OF BUSINESS .................................    1
              Background ............................................    1
              History and Business Plan of CVFLP ....................    2
              The Corporations ......................................    3
              Financial Considerations ..............................    6
  ITEM 7.   DESCRIPTION OF PROPERTY .................................    7
  ITEM 8.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES .    7
  ITEM 9.   REMUNERATION OF DIRECTORS AND OFFICERS ..................    7
  ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
              SECURITY HOLDERS ......................................    9
              Voting Securities and Principal Holders ...............    9
              Options, Warrants and Rights ..........................   10
  ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS   10
  ITEM 12.  SECURITIES BEING OFFERED ................................   11
              Common Shares .........................................   11
              Preferred Stock .......................................   11
              Warrants ..............................................   12

PART II ..............................................................  13
  ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
              EQUITY AND OTHER SHAREHOLDER MATTERS ...................  13
              Market Information .....................................  13
              Dividends ..............................................  13
  ITEM 2.   LEGAL PROCEEDINGS ........................................  13
  ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
              ACCOUNTING AND FINANCIAL DISCLOSURE ....................  13
  ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES ..................  13
  ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS ................  14

PART F/S .............................................................  15

PART III .............................................................  15
  ITEM 1.   INDEX OF EXHIBITS ........................................  15
  ITEM 2.   DESCRIPTION OF EXHIBITS ..................................  15


INDEX TO FINANCIAL STATEMENTS ........................................  F-1

SIGNATURES

INDEX TO EXHIBITS


              SPECIAL NOTE REGARDING FORWARD - LOOKING STATEMENTS

     Certain statements in this Registration Statement, under the captions "The Corporations," "Financial Considerations" and elsewhere, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve unknown and uncertain risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See "Financial Considerations." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

                                     PART I


ITEM 6. DESCRIPTION OF BUSINESS

Background

CVF Corp. (the "Company") was incorporated on January 10, 1986, under the laws of the State of Utah under the name of Sierra Growth Corporation. On December 30, 1993, the Company changed its name to Western Growth Corporation and its domicile to the State of Nevada in connection with a reincorporation merger. The Company was organized in order to acquire or enter into a business or business opportunity. In connection with its organization, the Company issued an aggregate of 4,000,000 Common Shares to its original directors and officers. In 1987, the Company completed a public offering under Regulation A of the 1933 Act of 8,280,000 Common Shares at an offering price of $0.01 per share from which the Company received net proceeds of approximately $67,850. Immediately following the closing of the offering, there were 12,280,000 Common Shares issued and outstanding. During 1988 and 1989, the Company acquired a majority ownership interest in a corporation for $62,500, which the Company planned to transfer to its stockholders in a "spin-off" transaction. The Company subsequently determined that the spin-off was not feasible, however, and in 1991 the subsidiary corporation was liquidated.

At a Special Stockholders Meeting held December 3, 1993, the Company's stockholders approved proposals to: (i) effect a 1-for-10 reverse stock split in the issued and outstanding Common Shares thereby reducing the number of outstanding shares from 12,280,000 to 1,228,000; (ii) change the state of incorporation of the Company from Utah to Nevada; (iii) change the name of the Company from Sierra Growth Corporation to Western Growth Corporation; (iv) authorize 500,000 shares of Preferred Stock; and (v) elect L. Dee Hall as the sole director of the Company. All of such proposals were implemented during December 1993. During the period of December 1993 until August 1995, the Company conducted no material business.


Prior to August 20, 1995, the Company had no material operations. On August 20, 1995, the Company entered into an asset purchase agreement (the "Asset Purchase Agreement") with Canadian Venture Founders Limited Partnership ("CVFLP"), under which the Company agreed to purchase all of the assets and assume all of the liabilities of CVFLP. Pursuant to the terms of the Asset Purchase Agreement, the Company issued to CVFLP 4,763,918 Common Shares, 25,000 shares of its Series "A" Preferred Stock (the "Preferred Shares") and a warrant (the "Warrant") entitling CVFLP to purchase approximately 952,784 additional Common Shares. At a Special Stockholders' Meeting held September 12, 1995, the Company's stockholders approved proposals to: (i) approve the Asset Purchase Agreement and the issuance of the securities of the Company to CVFLP; (ii) change the name of the Company from Western Growth Corporation to CVF Corp.; (iii) effect a 1-for-2 reverse split of the Common Shares; and (iv) elect Jeffrey Dreben, Malcolm Gissing, Robert Nally and P. Anthony Bordes, Jr. as the directors of the Company. Following the consummation of the above transactions, L. Dee Hall resigned as a director of the Company. On September 29, 1995, CVFLP assigned the Warrant to Canadian Venture Founders Management Limited ("CVF Management") which was the general partner of CVFLP.


In October 1996, the Company instituted a stock repurchase program pursuant to which it commenced the repurchase in the marketplace or otherwise, in accordance with all applicable securities laws, up to 300,000 Common Shares. To date, the Company has repurchased approximately 70,000 Common Shares.

History and Business Plan of CVFLP

CVFLP was formed under the laws of Ontario, Canada in 1989, to engage in the business of developing and managing early stage and start-up companies engaged in the information and environmental technologies areas. In August 1989, CVFLP completed a private securities offering in which commitments for approximately $14,600,000 were received from a number of pension funds, insurance companies and corporate groups, which commitments were paid for between 1989 and 1995. Since 1989, CVFLP has acquired ownership interests in each of the following privately held Canadian corporations: Biorem Technologies Inc., Canadian Venture Founders Leasing Corporation, Dantec Systems Corporation, Ecoval Inc., Omphalos Recovery Systems Inc., Solaria Research Enterprises Ltd., and Turbotak Technologies, Inc. (the "Corporations"). CVFLP worked to start, build and grow the Corporations. The Company's mandate is to acquire significant holdings in new and emerging companies primarily in the technology area, to assist in the management of such companies and through them to engage in the businesses engaged in by such companies. Each of the Corporations generally requires additional capital to meet its business plans beyond the Company's initial involvement. The Company intends to actively assist in the management of the Corporations as well as in the obtaining of additional capital either from its own resources or other participants. There can be no assurance that the Corporations will raise sufficient amounts to remain in business and/or to meet their respective business plans.

The Company plans to generate revenue and profit through the consolidation of revenues and profits from the Corporations and also through the sale of all or a portion of its holdings in companies when the Company determines that its funds can be better deployed in other industries or companies. The Company's success is solely dependent upon the success of the Corporations. The Company plans to conduct its business operations so as not to be deemed to be an investment company and thereby be subject to the Investment Company Act of 1940, which would require it to register as an investment company under such Act.

The Company believes that the Corporations have the potential to develop meaningful growth over the next three to five years. However, additional capital contributions in the Corporations by the Company and others will be required to facilitate such growth.

As of the date hereof, the Company has positions, each of which is a controlling position, in the following companies. The Company will generally supply officers and directors to each of these companies and actively participates in their management.


                                                         PERCENTAGE OWNERSHIP
CORPORATION                                              OF VOTING SECURITIES
-----------                                              --------------------
Biorem Technologies Inc.                                        60%
Canadian Venture Founders
 Leasing Corporation                                           100%
Dantec Systems Corporation                                      39%
Ecoval Inc.                                                     25%
Omphalos Recovery Systems, Inc.                                 60%
Solaria Research Enterprises Ltd.                               51%
Turbotak Technologies, Inc.                              Convertible Debentures

Personnel

As of May 10, 1997, the Company had three full-time and two part-time employees.

The Corporations

The following paragraphs provide a brief description of the Corporations. Each Corporation has its own business plan, history and financial statements. Each Corporation has completed the development of products, established markets and distribution channels, has sold products and has put management teams in place or is currently working to improve its management teams. Each Corporation is working to improve its production capability to handle future growth in sales. The additional capital required by each of the Corporations is primarily for expansion of sales and production capability to enable the Corporations to realize their commercial potential over the next three to five years. As is common with early stage technology companies, each of the Corporations has historically operated at a loss or at break-even and many will continue to operate at a loss for at least the foreseeable future.

Biorem Technologies, Inc. Biorem, a spin-off company from the University of Waterloo, is an industrial biotech company that is engaged in the business of applying bioconversion and biotransformation technology to a variety of industrial applications such as the treatment or clean-up of organic toxic chemicals in soil or groundwater, the treatment of industrial waste streams for liquids or air and for use in the food processing, agriculture and pharmaceutical manufacturing industries. Biorem has certain proprietary industrial fermentation techniques which enabled it to produce new biological materials for use in the bioremediation, industrial waste stream treatment, food processing, agriculture and pharmaceutical industries and markets. Biorem provides on-site turn key remediation capability. Biorem has developed technology for economical and effective cleaning of contaminated soils.

Biorem plans to raise an additional $2,000,000 during the next year in order to fulfill its current business plan. It will attempt to raise such additional capital through private placements. The Company may participate in such securities offerings subject to the financial requirements of its other holdings.

Canadian Venture Founders Leasing Corporation ("CVFLC"). CVFLC was founded in order to offer equipment leases to the Corporations as well as to offer short-term funding to the Corporations for such items as inventory and receivables. CVFLC is a wholly owned subsidiary of the Company and is managed by the management team of the Company.

Dantec Systems Corporation. Dantec, an industrial automation company, using unique process control algorithms developed at the University of Waterloo, is in the business of developing, manufacturing and marketing a range of automated precision moisture detection measurement and manufacturing control systems for the food processing, wood processing, pharmaceutical, polymer and various other material processing markets and industries. Dantec has sold its systems to various North American corporations in the above mentioned industries and has a strategic marketing partnership with Honeywell to sell computerized moisture control systems into the North American baked goods industry. During the fiscal year ended February 28, 1995, Dantec made a strategic decision to invest mainly in introducing its progress control systems into a series of new markets including the pharmaceuticals, wood processing and food industries. Sales remained flat during the 1996 fiscal year compared to the previous year. However, several important contracts have been signed in 1997 which are expected to substantially increase revenues.

Dantec plans to raise an additional $1,000,000 during the next year in order to fulfill its current business plan. It will attempt to raise such additional capital through private placements of its securities. The Company may participate in such securities offerings subject to the financial requirement of its other holdings.

Ecoval, Inc. Ecoval is a Montreal, Quebec-based company formed to manufacture and market a range of 100% natural fertilizers, environmentally friendly organic herbicides and tree recovery systems. Ecoval has received U.S. patents for its herbicide and its 4-4-8 tree recovery fertilizer. Research results show the herbicide to be non-toxic and bio-degradable and more effective than chemical products. Ecoval's herbicide is currently going through the registration and approval process with Agriculture Canada and the Environmental Protection Agency in the U.S. and Ecoval is expecting to launch its herbicide in 1997. The company also has proprietary binder technology to enable the granulation of gypsum, bloodmeal, bonemeal and feathermeal and other 100% natural ingredients. The company has shipped its product to customers in

Florida, California and Texas and throughout Canada. Approximately forty municipalities in Ontario have purchased and re-ordered the product, along with many professional lawn care and landscaping contractors. In Canada, retail distribution has been established along with sales to over twenty golf courses. In the U.S., eight golf courses are currently using the product. A new plant with 25,000 ton per year capability was recently constructed in Montreal in order to meet the growing demand for its product. Ecoval receives an average price of approximately $600 per ton for its products. In February 1997, Ecoval obtained approximately $6,000,000 in a private placement from a group of U.S. and Canadian investors to provide working capital for operations and market expansion. It is anticipated that Ecoval will operate at a loss in its current fiscal year.

Omphalos Recovery Systems, Inc. (GemprintTM). GemprintTM is in the business of providing products and services to the insurance industry, as well as the consumer and wholesale jewelry markets to enable diamonds and other precious gems to be uniquely identified non-invasively (fingerprinted) using a patented low power laser imaging system. The results are stored in a data base for later verification and recovery of lost or stolen gems. GemprintTM currently sells its RSi 2000 laser GemprintTM machine to jewelers for $15,000. Currently, each consumer who gets his or her gem "Gemprinted"TM by the jeweler's RSi 2000 machine pays the jeweler $35 of which $15 goes to GemprintTM pursuant to licensing agreements. GemprintTM owns and operates the GemprintTM data base. Law enforcement agencies and many insurance companies support the GemprintTM system (approximately 25 insurance companies offer a 10% discount on diamond insurance policies if a gem is GemprintedTM). Currently 110 jewelers own GemprintTM machines throughout North America and actively use the system. GemprintTM also recently received a letter of intent for the purchase of 300 GemprintTM machines for $7,500 each from a group in the United Kingdom. GemprintTM has recently developed a next generation machine with built-in appraisal software. The additional expense of developing this machine is expected to result in operating losses at least until the fiscal year ending March 31, 1998.

GemprintTM plans to raise an additional $2,500,000 during the next year in order to fulfill its current business plan. It will attempt to raise such additional capital through private placements. The Company may participate in such securities offerings subject to the financial requirements of its other holdings.

Solaria Research Enterprises, Ltd. Solaria is the business of developing, manufacturing and marketing a family of low cost, high efficiency programmable electronic motor speed control products for battery-powered vehicles such as material handling equipment (fork lift trucks, etc.). Solaria supplies both original equipment manufacturers ("OEM") and the aftermarket with products. Solaria has shipped over 500 units to date to North American customers. A North American distribution network of 28 distributors having 113 branches has been set up over the past three years. Solaria is now marketing the latest version of its product. Solaria has entered into a strategic OEM joint venture with a North American manufacturer of fork lift trucks to develop and manufacture a range of electronic controllers for their D.C. engines.

Solaria plans to raise an additional $1,500,000 during the next year in order to fulfill its current business plan. It will attempt to raise such additional
capital through private placements.   The Company may participate in such
securities offerings subject to the financial requirements of its other holdings.

Turbotak Technologies, Inc. Turbotak is a spin-off from the University of Waterloo and is engaged in the business of researching, developing and marketing a range of air pollution control products and systems for a variety of industries worldwide. Recently it has developed a volatile organic compound ("VOC") removal and recovery technology for the printing, automobile, wood, bakery and numerous other industries which produce VOC's. This technology is cost effective in that the solvents are re-covered for resale or reuse. Turbotak has sold its products in the pulp and paper industry and also in a variety of other markets.

Turbotak recently executed a letter of intent pursuant to which Sonic Environmental Systems, Inc. ("Sonic"), a publicly-traded, New Jersey based, air pollution control products company shall acquire Turbotak in exchange for common stock of Sonic. As a result of the transaction, Turbotak shareholders will own approximately 82% of the outstanding common stock of Sonic. Upon consummation of the transaction, the Company's convertible debenture in Turbotak will be convertible into approximately 13% of the common stock of Sonic.

Financial Considerations

Early Stage Development Companies. Each of the Corporations (other than Canadian Venture Founders Leasing Corporation) is an early stage development Company with a limited relevant operating history upon which an evaluation of its prospects can be made. As such, there can be no assurance of the future success of any of the Corporations.


Quarterly Fluctuations. The Company's operating results have historically been, and will continue to be, subject to quarterly and annual fluctuations due to a variety of factors. Any shortfall in revenues in a given quarter may impact the Company's results of operations due to an inability to adjust expenses during the quarter to match the level of revenues for the quarter. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of total revenues or its revenue growth on a quarterly or annual basis.


Rapid Technological Change. The markets for the Corporations' products are generally characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product introductions. The Corporations' future success will depend on their ability to enhance current products, develop new products on a timely and cost-effective basis that meet changing customer needs and to respond to emerging industry standards and other technological changes. There can be no assurance that the Corporations will be successful in developing new products or enhancing their existing products on a timely basis, or that such new products or product enhancements will achieve market acceptance.

ITEM 7. DESCRIPTION OF PROPERTY

The Company currently leases space for its principal executive offices which are located at 300 International Drive, Suite 100, Williamsville, New York 14221.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors and executive officers of the Company are as follows:

NAME             AGE  POSITION
----             ---  --------
Jeffrey Dreben   50   Director; Chief Executive Officer; and President
Robert Nally     48   Director; Secretary; and Treasurer
Malcolm Gissing  65   Director; and Consultant
George Khouri    50   Director; Consultant


Jeffrey Dreben has been President, Chief Executive Officer and Director of the Company since September 1995. From 1989 until September 1995, Mr. Dreben was Vice President and Treasurer of CVF Management and was its original founder. CVF Management was the general partner of CVFLP. Mr. Dreben has been working in the investment industry since 1979, beginning his career with Merrill Lynch and subsequently founding his own firm. Mr. Dreben has been working in the venture capital industry in the United States and Canada since 1985. Mr. Dreben received an Honors Bachelor of Arts degree from Loyola College of the University of Montreal.


Robert Nally has been Secretary, Treasurer and Director of the Company since September 1995. From 1989 until 1995, Mr. Nally was Vice President and Secretary of CVF Management and one of its cofounders. Prior to that time, Mr. Nally provided commercial development consulting services to the University of Waterloo as Technology Transfer and Commercial Development Officer. Prior to joining the University of Waterloo, he worked for NCR Canada, LTD. for 10 years as Manager of Strategic Planning and New Business Engineering. He earned a Bachelor of Science degree in electrical engineering and a Master of Science degree from the University of Waterloo.


Malcolm Gissing has been a Consultant to and a Director of the Company since September 1995. From 1989 until September 1995, Mr. Gissing was President and Chief Executive Officer of CVF Management and one of its cofounders. Prior to that time, Mr. Gissing was employed by Hewlett Packard as President of Hewlett-Packard Canada. Mr. Gissing earned his Electronics degree from Kingston College of Advanced Technology in England and is a graduate of the Stanford University Business School Executive Program.


George Khouri has been a consultant to and a Director of the Company since April 1997. From 1993 until September 1996, Mr. Khouri was managing Director-Capital Markets for Nomura Securities International Inc. Prior to that time, Mr. Khouri was a member of Trigon Group, an investment Banking boutique, and has served as President of Prudential Bache Capital Partners. Mr. Khouri received a Bachelor of Arts degree from Tufts University and a masters degree in Business Administration, Investments, from New York University.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

Prior to September 20, 1995, the Company's sole director and officer was L.Dee Hall. Mr. Hall did not receive or accrue any compensation for his services as a director or officer of the Company. The following is a summary of the renumeration paid to the three highest paid persons for the period ending December 31, 1996 who were officers or directors during such period.

     NAME OF INDIVIDUAL           CAPACITIES IN WHICH           AGGREGATE
     OF IDENTITY OF GROUP      REMUNERATION WAS RECEIVED      REMUNERATION
     --------------------  ---------------------------------  -------------

     Jeffrey Dreben        Director, Chief Executive Officer
                           and President                        $102,765
     Robert Nally          Director, Secretary, Treasurer       $ 80,543
     Malcolm Gissing       Director, Consultant                 $ 44,580

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Voting Securities and Principal Holders

The following table sets forth, as of June 30, 1997, the approximate number of Common Shares of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 10% of the Company's Common Shares, and the name and shareholdings of each officer and director, and all officers and directors as a group.



  AMOUNTS OF                       AMOUNTS OF            PERCENTAGE OF
  NAME AND ADDRESS             COMMON SHARES OWNED     COMMON SHARES OWNED
  ---------------------------  -------------------  -------------------------

  Jeffrey Dreben (1)                  414,353                  7.1%
  300  International Drive
  Suite 100
  Williamsville, NY 14221

  Malcolm Gissing (2)                 413,802                  7.1%
  300 International Drive
  Suite 100
  Williamsville, NY 14221

  Robert Nally (1) (3)                 414,353                  7.1%
  300 International Drive
  Suite 100
  Williamsville, NY 14221

  Prudential Insurance Co.            610,750                 10.5%
  200 Consilium Place
  Scarborough, Ontario
  M1H 3E6

  Bansco Group (4)                    694,081                 12.0%
  c/o The Bank of Nova Scotia
  Securities Department
  Lower Concourse
  Scotia Plaza
  44 King Street West
  Toronto, Ontario M5H 1H1

  Stepworth Holdings Inc. (5)         638,467                 11.0%
  C/O Stephen Bronfman
  Claridge Grove
  1170 Rue Peel
  Montreal, Quebec Canada
  H3B 4P2

  Directors and Officers as         1,263,272                 21.3%
   Group (4 persons) (1) (2) (3)


------------

(1) The Warrant for a total of 952,784 Shares is held and is exercisable by CVF Management. A portion (approximately 22.43%) of the Shares (i.e., 213,709 Shares) underlying the Warrant are attributed to each of Messrs. Dreben and Nally because Mr. Dreben's wife and Mr. Nally's wife each owns approximately 22.43% of the beneficial interest in CVF Management. Each of Messrs. Dreben and Nally expressly disclaims beneficial ownership in the Common Shares issuable upon exercise of the Warrant.

(2) Attributed to Mr. Gissing in the table are 213,138 of the Shares issuable upon exercise of the Warrant, because of Mr. Gissing's ownership of approximately 22.37% of the beneficial interest in CVF Management, holder of the Warrant.

(3) Includes 200,664 Shares owned by Mr. Nally's wife as to all of which Mr. Nally disclaims beneficial ownership.

(4) Bansco Group is the nominee for Dofasco Employees' Saving and Profit Sharing Fund and Dofasco Supplementary Retirement Income Plan. Dofasco Inc. is a public Canadian steel company.

(5) Stepworth Holdings Inc. is a private holding company, the shareholders of which are Stephen Rosner Bronfman Substitute Trust and 3220834 Canada Inc. The directors of Stepworth Holdings Inc. are Arnold M. Ludwick (also President), Richard P. Doyle (also Vice-President, Corporate Planning), Andrew J. Parsons (also Vice-President, Finance and Administration), and Robert S. Vineberg, each of whom is a Canadian resident.

OPTIONS, WARRANTS AND RIGHTS

The following table sets forth, as of May 10, 1997 the outstanding options and warrants issued by the Company:



       NAME OF              TITLE AND       EXERCISE         DATE OF
       HOLDER         AMOUNT OF SECURITIES   PRICE           EXERCISE
--------------------  --------------------  --------  ----------------------


CVF Management(1)     Warrant to acquire       $3.05  Exercisable as to
                      952,784 Common                  one fifth until
                      Shares                          September 20, 2000
                                                      if any former limited
                                                      partner of CVFLP sells
                                                      any number of Common
                                                      Shares prior to that
                                                      date, and as to the
                                                      balance for a period of
                                                      six months thereafter


---------

(1)  Formerly CVFLP's general partner




ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
          TRANSACTIONS


Effective June 30, 1995, the Company issued to CVF, Inc., a management company the shareholders of which were Jeffrey Dreben, Malcolm Gissing and Robert Nally, 601,932 Common Shares as payment in full for consulting and intermediary services rendered to the Company in connection with the Company's proposal to acquire the assets of CVFLP. The shareholders of CVF, Inc. included Jeffrey Dreben, Malcolm Gissing and Robert Nally, all of whom are directors of the Company. The Company and CVF, Inc. agreed that the value of the services rendered to the Company and the 601,932 Common Shares issued was $55,000. Pursuant to a stock purchase agreement, dated February 5, 1997, the Company repurchased the 601,932 Common Shares from CVF Inc., for an aggregate purchase price of $10.00. Also on February 5, 1997, the Company issued an aggregate of 601,932 options to purchase Common Shares for $.05 per share to its three executive officers. The transactions of February 5, 1997 were structured to be a like-kind exchange with no effect on earnings. On May 30, 1997, these options were exercised.

The Company has also entered into a Service Agreement dated February 10, 1997 with D and N Consulting Corporation ("D and N"), pursuant to which D and N provides a variety of administrative, managerial and clerical services to the Company. Under the Service Agreement, D and N would be responsible for all administrative requirements of the Company, including, but not limited to, maintaining the books of the Company, preparing periodic reports to the Board of Directors of the Company and providing office facilities and travel expenses. In return for the above services, D and N is to be paid a service fee based on an annual budget prepared by D and N and approved by the full Board of Directors of the Company. The particulars of this fee arrangement have not yet been determined. Messrs Dreben and Nally are each officers and 50% shareholders of D and N. The Company and D and N have mutually agreed to indefinitely defer operation of the Service Agreement. Instead, the services continue to be provided by officers, employees and consultants of the Company, and the Company has neither paid nor accrued service fees under the Service Agreement.

ITEM 12. SECURITIES BEING OFFERED
The Company's authorized capital consists of 50,000,000 Common Shares, $0.001 par value, and 500,000 Preferred Shares, $0.001 par value. As of May 10, 1997 5,390,414 Common Shares and 25,000 Preferred Shares are currently issued and outstanding.

Common Shares

Holders of the Common Shares are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Common Shares do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Shares will be able to elect the entire Board of Directors, and, if they do so, minority shareholders would not be able to elect any members to the Board of Directors. The Company's Board of Directors has authority, without the action by the Company's shareholders, to issue all or any portion of the authorized but unissued Common Shares, which would reduce the percentage ownership of the Company of its shareholders and which may dilute the book value of the Common Shares.

The Company's by-laws provide that a majority of the voting power of all outstanding securities entitled to vote on a matter shall constitute a quorum for shareholders' meetings, except with respect to matters for which a greater quorum is required by law.

Shareholders of the Company have no pre-emptive rights to acquire additional Common Shares. The Common Shares are not subject to redemption and carry no subscription or conversion rights. In the event of liquidation of the Company, the Common Shares are entitled to share equally in corporate assets after satisfaction of all liabilities. All of the Common Shares currently issued and outstanding are fully paid and non-assessable.

Holders of Common Shares are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its Common Shares and there can be no assurance that it will pay dividends in the foreseeable future.

Preferred Stock

Preferred Shares may be issued from time to time in one or more series as may from time to time be determined by the board of directors. Each series shall be distinctly designated. All shares of any one series shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional, and other rights of each of such series and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as provided in the Company's Certificate of Incorporation, the board of directors of the Company is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of each particular series of Preferred Shares the designation, powers, preferences, and relative participating, optional, and other rights and the qualifications, limitations, and restrictions thereof, if any, of such series.

The Company currently has outstanding a series of Preferred Stock designated as Series "A" Preferred Stock. The following discussion of the general terms of the Series "A" Preferred Stock is set forth solely to provide a basic understanding of the preferences and characteristics of the Series "A" Preferred Stock as set forth in the Certificate of Designation of Voting Powers, Preferences, Rights and Limitations of Series "A" Preferred Stock (the "Certificate") which was filed with the Secretary of State of Nevada on September 12, 1995. Each share of Series "A" Preferred Stock has a stated value (the "Stated Value") of the U.S. dollar equivalent of Cdn$25.00 determined at the date of issuance by reference to the noon spot rate for conversion of Canadian dollars into U.S. dollars as published by the National Bank of Canada on the business day immediately preceding the date of issuance. The holders of Series "A" Preferred Stock will be entitled to cumulative dividends at the rate of 5% of the Stated Value plus accrued but unpaid dividends. The dividends will have priority over any payments of dividends on the Common Shares and on all other shares of preferred stock ranking junior to the Series "A" Preferred Stock. Except as otherwise required by Nevada law, the holders of Series "A" Preferred Stock shall not have any voting rights.

The Series "A" Preferred Stock is not convertible into Common Shares or into any other security of the Company. The Company may, at its option, redeem all or part of the Series "A" Preferred Stock from the holders thereof. Additionally, at any time after five years from the date of issuance, a holder of Series "A" Preferred Stock may require the Company to redeem any or all of the Series "A" Preferred Stock held by such holder. The redemption price shall be the Stated Value plus all accrued but unpaid dividends.

Warrants

Pursuant to the terms of the Asset Purchase Agreement, the Company issued to CVFLP Warrants entitling it to purchase approximately 952,784 additional shares of the Company's Common Shares. Each Warrant entitles the holder to purchase one Common Share at a price of $3.05 per share. CVFLP has distributed the Warrants to Canadian Venture Founders Management Limited, its general partner. Until September 20, 2000, the Warrants may only be exercised if a former limited partner of CVFLP sells any Common Shares which were issued to such limited partner in connection with the Transaction. In such event, the Warrant holders may purchase one Common Share for each five Common Shares sold by such limited partner. Any Warrants not exercised before September 20, 2000, may be exercised by the holder during the six month period immediately following the end of such five year period. All shares issuable upon exercise of the Warrants will be restricted securities as that term is defined in Rule 144 under the 1933 Act.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information


The Common Shares are traded in the over-the-counter market and quoted on the NASD OTC Bulletin Board, a regulated quotation service that captures and displays real-time quotes and indications of interest in securities not listed on The Nasdaq Stock Market or any U.S. exchange. The following table sets forth the high and low bid price quotations for the Common Shares in the over-the-counter market as provided by the National Quotation Bureau, Inc. during the periods indicated. The quotations reflect inter-dealer prices, without retail markup mark-down on commission and may not represent actual transactions. All prices are shown in U.S. dollars.


                                                   LOW                HIGH
                                                 -------------    -------------
             1995 -  1st Quarter                 not available    not available
                     2nd Quarter                 not available    not available
                     3rd Quarter                 not available    not available
                     4th Quarter                         1.50             3.25

             1996 -  1st Quarter
                     (excluding January 8)               2.75             3.25
                     2nd Quarter                         2.75             3.625
                     3rd Quarter                         3.50             5.375
                     4th Quarter                         5.00             6.875

             1997 -  1st Quarter                         6.50             6.875
                     2nd Quarter
                     (through May 10, 1997)              6.875            7.25

As of May 10, 1997, there were 5,992,346 outstanding shares of Common Stock, held by holders of record.

Dividends

The Company has never paid a dividend on the Common Shares. The payment of any future dividends will be at the sole discretion of the Company's Board of Directors. The Company intends to retain earnings to finance the expansion of its business and does not anticipate paying dividends on the Common Shares in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any material pending legal proceedings, and, to the best of its knowledge, no such action by or against the Company has been threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Not applicable

ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of all securities of the Company sold within the past three years which were not registered under the Securities Act of 1933, as amended (the "Act"). All of the sales listed below were exempt from registration under the Act in that they did not involve a public offering within the meaning of section 4(2) of the Act and Regulation D, promulgated thereunder. All such sales were to "accredited investors".

On September 20, 1995, the Company issued to CVFLP, 4,763,918 Common Shares, 25,000 Series A Preferred Shares and the Warrant to acquire 952,784 Common Shares, at an exercise price of $3.05 per Common Share. See "Options, Warrants and Rights". On September 29, 1995, CVFLP assigned the Warrant to CVF Management. See "Description of Business".

On June 30, 1995, the Company issued to CVF, Inc., a management company the shares of which were owned by Messrs Dreben, Nally and Gissing, 601,932 Common Shares as payment for consulting and intermediary services in connection with the acquisition of the CVFLP assets. See "Interests of Management and Others in Certain Transactions." On February 5, 1997 CVF, Inc. sold such Common Shares to the Company and the Company issued to Messrs Dreben, Nally and Gissing, options to acquire an aggregate of 601,932 Common Shares at an exercise price of $0.05 per share. These options were exercised on May 30, 1997.

On September 20, 1995, the Company sold 10,000 and 2,500 Common Shares to Mr. Noland Schneider and to Alpine Securities Corp., respectively, as a finders fee payment in connection with the acquisition of the CVFLP assets.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending or threatened proceeding, whether civil criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities a the request of the corporation. Indemnification may include attorneys' fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he or she reasonable believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his conduct was unlawful. With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.


Article VIII of the Company's By-Laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                                    PART F/S

Please refer to the Consolidated Financial Statements and the index thereto which appear on page F-1 to F-19 hereof.


                                    PART III

ITEM 1. INDEX OF EXHIBITS

See the "Index to Exhibits" which appears after page F-19.


ITEM 2. DESCRIPTION OF EXHIBITS

             2.1*     Articles of Incorporation of CVF Corp.
             2.2*     By-Laws of CVF Corp.
             3.1*     Form of Common Stock Certificate
             3.2*     Form of Series A Preferred Stock Certificate
             3.3*     Form of Warrant Certificate
             5.1      Opinion of Cohne, Rappaport & Segal
             6.1*     Asset Purchase Agreement dated as of August 20, 1995
             6.2*     Stock Pledge Agreement dated as of September 20, 1995
             6.3*     Service Agreement dated as of February 10, 1997
             10       Consent of Feldman Radin & Co., P.C.
             27       Financial Data Schedule

* Previously filed


                           CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)
                         INDEX TO FINANCIAL STATEMENTS




                                                             PAGE
                                                            NUMBER
                                                           --------

             INDEPENDENT AUDITORS' REPORT                     F-2

             CONSOLIDATED BALANCE SHEET                       F-3

             CONSOLIDATED STATEMENT OF OPERATIONS             F-4

             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY   F-5

             CONSOLIDATED STATEMENT OF CASH FLOWS             F-6

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       F-7

             INDEX TO UNAUDITED FINANCIAL STATEMENTS          F-21

                          INDEPENDENT AUDITORS' REPORT


To The Stockholders and
Board of Directors of
CVF Corp.


     We have audited the accompanying consolidated balance sheet of CVF Corp. and Subsidiaries (formerly Western Growth Corporation) as of December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVF Corp. and Subsidiaries (formerly Western Growth Corporation) as of December 31, 1996, and the results of its operations and cash flows for each of the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.




                                                   /s/ Feldman Radin & Co., P.C.
                                                   Certified Public Accountants

New York, New York
March 14, 1997

                          CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                          CONSOLIDATED BALANCE SHEET

                         YEAR ENDED DECEMBER 31, 1996

                                    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                  $    1,895,276
   Accounts receivable                                                               510,289
   Inventory                                                                         225,209
   Prepaid expenses and other                                                         72,110
                                                                              --------------
        TOTAL CURRENT ASSETS                                                       2,702,884
PROPERTY AND EQUIPMENT, net of accumulated depreciation                              217,579
HOLDINGS, carried at cost or equity                                                2,051,913
SECURITIES AVAILABLE FOR SALE ,  at market                                        22,302,960
GOODWILL, net of accumulated amortization                                          1,862,619
                                                                              --------------
                                                                              $   29,137,955
                                                                              ==============

                                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued expenses                                      $    1,467,639
   Bank lines of credit                                                              707,324
   Accrued income taxes                                                              892,790
                                                                              --------------
        TOTAL CURRENT LIABILITIES                                                  3,067,753
                                                                              --------------
LONG TERM DEBT                                                                       438,332
DEFERRED INCOME TAXES                                                              7,451,840
MINORITY INTEREST                                                                    292,000
REDEEMABLE PREFERRED STOCK, issued and outstanding 25,000 shares                     456,250
STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value, authorized 50,000,000 shares, issued 5,992,349 shares, outstanding 5,982,349 shares and
   10,000 shares in treasury                                                           5,992
   Additional paid in capital                                                     12,930,787
   Treasury stock                                                                    (55,011)
   Translation adjustment                                                           (277,252)
   Unrealized gain on available for sale securities                               13,840,070
   Retained earnings (accumulated deficit)                                        (9,012,806)
                                                                              --------------
         TOTAL STOCKHOLDERS' EQUITY                                               17,431,780
                                                                              --------------
                                                                              $   29,137,955
                                                                              ==============



                 See notes to consolidated financial statements

                          CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                     CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                   Year Ended December 31,
                                                                          --------------------------------------
                                                                                 1996                   1995
                                                                          ---------------        ---------------
SALES                                                                      $    1,866,176         $      763,009
COST OF SALES                                                                   1,029,638                530,540
                                                                           --------------         --------------
GROSS PROFIT                                                                      836,538                232,469
                                                                           --------------         --------------
EXPENSES:
    Selling, general and administrative                                         3,317,739              2,354,488
    Research and development                                                      257,913                215,003
                                                                           --------------         --------------
         TOTAL EXPENSES                                                         3,575,652              2,569,491
                                                                           --------------         --------------
INCOME (LOSS) FROM OPERATIONS                                                  (2,739,114)            (2,337,022)
                                                                           --------------         --------------
OTHER INCOME AND (EXPENSES):
    Interest income (expense), net                                                 37,300                (24,923)
    Other income (expense), net                                                   102,933                246,533
    Income (loss) from equity affiliates                                         (296,762)               881,091
    Gain (loss) on sale of investments                                          3,204,185                --
    Minority interest                                                             400,449                169,515
                                                                           --------------         --------------
         TOTAL OTHER INCOME AND (EXPENSES)                                      3,448,105              1,272,216
                                                                           --------------         --------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                                   708,991             (1,064,806)
    Provision for income taxes                                                    892,790                --
                                                                           --------------         --------------
NET INCOME (LOSS)                                                          $     (183,799)        $   (1,064,806)
                                                                           --------------         --------------
NET INCOME (LOSS) PER SHARE                                                $        (0.03)        $        (0.22)
                                                                           --------------         --------------
WEIGHTED SHARES USED IN COMPUTATION                                             5,989,849              4,978,115
                                                                           ==============         ==============




                See notes to consolidated financial statements.

                           CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                    Retained
                                                    Additional      Earnings                                             Total
                                   Common Stock       Paid-in     (Accumulated    Treasury               Translation   Stockholders'
                                Shares     Amount     Capital       Deficit)       Stock       Other      Adjustment      Equity
BALANCE - January 1, 1995     4,578,096   $ 4,578    $12,636,955   $(7,764,201)  $     --   $        --   $(407,719)   $ 4,469,613
Sale of shares                  185,821       186        486,017            --         --            --          --        486,203
Shares issued in connection
with reverse acquisition      1,228,432     1,228       (192,185)           --         --            --          --       (190,957)
Net (loss)                           --        --             --    (1,064,806)        --            --          --     (1,064,806)
Translation adjustment               --        --             --            --         --            --     130,467        130,467
                              ---------   -------   ------------  ------------   --------   -----------   ---------    -----------
BALANCE - December 31, 1995   5,992,349     5,992     12,930,787    (8,829,007)        --            --    (277,252)     3,830,520
Purchase of treasury stock           --        --             --            --    (55,011)                       --        (55,011)
Net (loss)                           --        --             --      (183,799)        --                        --       (183,799)
Unrealized gain on
securities available for
sale, net of taxes                   --        --             --            --         --    13,840,070          --     13,840,070
Translation adjustment               --        --             --            --         --            --          --             --
                              ---------   -------   ------------  ------------   --------   -----------   ---------    -----------
BALANCE - December 31, 1996   5,992,349   $ 5,992    $12,930,787   $(9,012,806)  $(55,011)  $13,840,070   $(277,252)   $17,431,780
                              =========   =======   ============  ============   ========   ===========   =========    ===========


                See notes to consolidated financial statements.

                          CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              Year Ended December 31,
                                                                       ------------------------------------
                                                                             1996                   1995
                                                                       -------------          -------------

CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)                                                    $    (183,799)         $   (1,064,806)
                                                                       -------------          --------------
  Adjustments to reconcile net income (loss) to net
  cash from operating activities:
    Depreciation and amortization                                            257,459                 176,006
    (Income) loss from equity affiliates                                     296,762                (881,091)
    Gain on sale of investments                                           (3,204,185)                -
    Minority interest in earnings (losses) of subsidiaries                  (400,449)               (169,515)
  Changes in operating assets and liabilities :
    (Increase) decrease in accounts receivable                              (172,437)               (201,536)
    (Increase) decrease in inventory                                          (3,617)               (170,543)
    (Increase) decrease in prepaid expenses and other                         15,010                  59,346
    (Increase) decrease in other assets                                       68,588                 (64,609)
    Increase (decrease) in accounts payable and accrued
    expenses                                                                 293,326                 785,059
    Increase (decrease) in income taxes payable                              892,790                 -
    Increase (decrease) in other current liabilities                         (80,922)                  1,026
                                                                      --------------          --------------
                                                                          (2,037,675)               (465,857)
                                                                      --------------          --------------
CASH PROVIDED (USED) IN OPERATING ACTIVITIES                              (2,221,474)             (1,530,663)
                                                                      --------------          --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                        (174,316)                (50,998)
  Investments in and advances to equity affiliates                        (1,066,596)               (317,304)
  Proceeds from sale of investments                                        3,683,362                 -
  Acquisitions, net of cash acquired                                        -                       (190,957)
                                                                      --------------          --------------
CASH PROVIDED (USED) IN INVESTING ACTIVITIES                               2,442,450                (559,259)
                                                                      --------------          --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) of debt                                              830,522                  62,319
  Borrowings (payments) of debt to related parties                          (133,561)                  1,026
  Issuance of equity securities                                             -                        504,000
  Purchase of treasury stock                                                 (55,011)                -
  Minority investments in subsidiaries                                       586,835                 292,000
                                                                      --------------          --------------
CASH PROVIDED (USED) IN FINANCING ACTIVITIES                               1,228,785                 859,345
                                                                      --------------          --------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                                          -                        (33,667)
                                                                      --------------          --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       1,449,761              (1,264,244)
CASH AND CASH EQUIVALENTS - beginning of year                                445,515               1,709,759
                                                                      --------------          --------------
CASH AND CASH EQUIVALENTS - end of year                               $    1,895,276          $      445,515
                                                                      ==============          ==============
CASH PAID DURING THE YEAR FOR:
  Interest                                                            $      116,616          $       33,390
                                                                      ==============          ==============




                 See notes to consolidated financial statements

                           CVF CORP. AND SUBSIDIARIES

                     (FORMERLY WESTERN GROWTH CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    ORGANIZATION AND BUSINESS DESCRIPTION

           The Company was incorporated on January 10, 1986, under the laws of the State of Utah under the name of Sierra Growth Corporation. On December 30, 1993, the Company changed its name to Western Growth Corporation and its domicile to the State of Nevada.

           In September 1995, the Company acquired all of the assets and assumed all of the liabilities of Canadian Venture Founders Limited Partnership ("CVFLP") in exchange for the issuance of its equity securities to the partners of CVFLP.

           CVFLP was formed under the laws of Ontario, Canada in 1989, to engage in the business of developing and managing early stage and start-up companies engaged in the information and environmental technologies areas. In August 1989, CVFLP completed a private securities offering in which approximately $14,600,000 was raised from a number of pension funds, insurance companies and corporate groups. Since 1989, CVFLP has acquired ownership interests in several privately held Canadian corporations.

           In connection with the acquisition of CVFLP the Company changed its name to CVF Corp.

           The Company holds majority ownership positions in the following companies:

           Biorem Technologies, Inc. ("Biorem") Biorem, a spin-off company from the University of Waterloo, is an industrial biotech company that is engaged in the business of applying bioconversion and biotransformation technology to a variety of industrial applications such as the treatment or clean-up of organic toxic chemicals in soil or groundwater, the treatment of industrial waste streams for liquids or air and for use in the food processing, agriculture and pharmaceutical manufacturing industries. At December 31, 1996, the Company had a 69% ownership interest in Biorem.

           Omphalos Recovery Systems, Inc. ("Gemprint") Gemprint is in the business of providing products and services to the insurance industry, as well as the consumer and wholesale jewelry markets to enable diamonds and other precious gems to be uniquely identified non-invasively using a low power laser imaging system unique to Gemprint.

      The results are stored in a data base for later verification and recovery of lost or stolen gems. At December 31, 1996, the Company had a 64% ownership interest in Gemprint.

           Solaria Research Enterprises, Ltd. ("Solaria"), an Ontario company in the business of developing, manufacturing a marketing a line of electronic motor speed control products for battery-operated vehicles. At December 31, 1996, the Company had a 51% ownership interest in Solaria.

           Canadian Venture Founders Leasing Corporation ("Leasing") Leasing provides funding to various investees of the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a. Principles of Consolidation - The financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

           The fiscal year ends of the subsidiaries vary, in most cases from those of the Company. The consolidated financial statements combine periods which are within three months of the Company's reporting period, for all the companies in accordance with Securities and Exchange Commission rules. Material differences resulting from the combination of different periods are reconciled and accounted for.

           In September 1995, immediately prior to the Asset Purchase Agreement with the Company, CVFLP transferred substantially all of its debt investments in subsidiaries and investee companies to Leasing in exchange for 100% of the common stock of Leasing. The acquisition is accounted for as a combination of companies under common control, and Leasing is consolidated with the Company for all periods presented.

           The subsidiary companies have various debt and equity securities outstanding which are convertible into common stock. Any such conversions would not materially decrease the Company's interest in the net assets of any subsidiary.

           Gemprint has outstanding 4,678,953 Class B voting shares with a stated value of Cdn $1,250,000 issued to third parties, and 1,871,581 Class C voting shares with a stated value of Cdn $2,396,913 issued to the Company. Each Class B and C share is convertible into one share of common stock, and features cumulative dividends of 10%. All such shares are retractable at the option of the holders between the October 23, 1997 and November 1, 1997. Such shares are included in the determination of the Company's proportionate ownership interest.

           b. Statement of Cash Flows - The Company considers all highly liquid temporary cash investments, with an original maturity of three months or less when purchased to be cash equivalents. The effect of exchange rate changes on cash balances resulting from the translation process is presented as a separate component of the statement of cash flows.

           c. Accounts Receivable - Accounts receivable are presented net of allowance for doubtful accounts. The allowance was $29,200 at December 31, 1996. Amounts charged to expense were $29,200 during the year ended December 31, 1996 and immaterial during 1995.

           d. Inventories - Inventories are stated at the lower of cost or market using first-in, first-out costing.

           e. Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 10 years.

           f. Goodwill - Goodwill is recorded in connection with the acquisition of subsidiaries. Goodwill is also imputed in connection with the acquisition of equity basis holdings, representing the difference between the underlying equity interest purchased and the amount paid for the interest. All goodwill is being amortized over a period of 15 years. Amounts amortized in connection with subsidiaries is charged to amortization expense. Amounts amortized in connection with equity basis holdings is expensed as a reduction in the carrying value of the holdings.

           The Company assesses the recoverability of goodwill by determining whether the amortization of goodwill balance over its remaining life can be recovered through projected, undiscounted, future cash flows of the related companies.

           g. Loss Per Share - Loss per share is based on the weighted average number of common shares and dilutive securities outstanding during the periods, after giving effect to cumulative preferred stock dividends.

           h. Securities Issued for Services - The Company accounts for stock and options issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or option grant. Compensation expense is recorded for the fair market value of the stock issued, or in the case of options, for the difference between the stock's fair market value on the date of grant and the option exercise price.

           In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." SFAS No. 123 permits companies to choose to follow the accounting prescribed by SFAS No. 123 for securities issued to employees, or to continue to follow the accounting treatment prescribed by Accounting Principles Board Opinion No. 25

      ("APB No. 25") along with the additional disclosure required under SFAS No. 123 if the Company elects to continue to follow APB No. 25. The Company adopted the disclosure-only provisions of SFAS No. 123 in the beginning of fiscal 1996. The adoption of this statement did not have a material impact on the Company's financial statements.

           i. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           j. Fair Value of Financial Instruments - For its fiscal year ended December 31, 1996, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the balance sheet for cash, receivables and accounts payable approximate fair value based on the short-term maturity of these instruments.

           Management believes that the fair market value of long term receivables is not materially different than the carrying value.

           k. Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the use of the liability method. Under the liability method, a deferred tax asset or liability is determined based upon the tax effect of the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which will be in effect when these differences reverse. Provision is made for all applicable U.S. and foreign income taxes pursuant to this standard. Canadian tax credits attributable to research and development expenditures which are refundable regardless of whether there is taxable income, are accounted for as a reduction in research and development expense.

           l. Gains (Losses) on Subsidiary and Equity Method Investee Equity Transactions - The Company records as gains or losses the change in its proportionate interest in the net book value of its investment resulting from equity transactions by subsidiary companies and equity basis investees in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H.

           m. Reverse Split - In September 1995, in connection with the acquisition of CVFLP, the Company effected a 1-for-2 reverse split of its common stock. All share data in these financial statements is restated to reflect this reverse split.

           n. Foreign Currency Translation - The Company's functional currency is deemed to be the Canadian dollar. The translation adjustment resulting from the translation of the Company's financial statements into U.S. currency is recorded as an element of stockholders' equity.

           o. Minority Interest - Minority common equity interests are charged with their proportionate share of subsidiary losses to the extent positive equity-adjusted holdings. Excess losses are deferred, and will be charged against these interests when applicable future income becomes available. Minority interests in outstanding subsidiary preferred securities are presented together with the minority's common equity interests.

           p. Holdings - The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This SFAS requires, among other things, that securities designated as "available for sale" be revalued at each period end with the unrealized gain or loss, net of tax effect, recorded as an element of stockholders' equity.

           The held to maturity classification includes debt securities that the Corporation has the positive intent and ability to hold to maturity which are carried at amortized cost. The available for sale classification includes debt and equity securities which are carried at fair value. Unrealized gains or losses on securities available for sale are included as a separate component of stockholders' equity, net of tax effect. Gains or losses on sales of securities are recognized by the specific identification method and are recorded in investment securities gains net.

           q. Treasury Stock - Treasury stock is accounted for under the cost method.

3.    ASSET PURCHASE AGREEMENT

           On August 20, 1995, the Company entered into an asset purchase agreement (the "Asset Purchase Agreement") with CVFLP, under which the Company agreed to purchase all of the assets and assume all of the liabilities of CVFLP. Pursuant to the terms of the Asset Purchase Agreement, the Company issued to CVFLP 4,763,918 Common Shares, 25,000 shares of its Series "A" Preferred Stock (the "Preferred Shares") and warrants (the "Warrants") entitling CVFLP to purchase approximately 952,784 additional Common Shares. At a Special Stockholders' Meeting held September 12, 1995, the Company's stockholders adopted proposals to:
      (i) approve the Asset Purchase Agreement and the issuance of the securities of the Company to CVFLP; (ii) change the name of the Company from Western Growth Corporation to CVF Corp.; (iii) effect a 1-for-2 reverse split of the Common Shares; and (iv) elect certain members as the directors of the Company.

           The transaction has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the merger of the two companies is recorded as a recapitalization of CVFLP, with CVFLP being treated as the continuing entity. Prior to consummating the share exchange, the Company did not have any significant operations.

           The cost of the acquisition was recorded at the value of the Company's (the acquired company) net tangible assets on the date of the exchange, in accordance with Securities and Exchange Commission guidelines. On such date, the Company had assets consisting of $43,651 in cash, offset by $5,354 of accounts payable. Costs associated with the acquisition, consisting of professional fees totaling $229,254, were charged against additional paid in capital.

4.    STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

           The Company's authorized capital consists of 50,000,000 Common Shares, $0.001 par value, and 500,000 Preferred Shares, $0.001 par value.

           a. Common Shares - Holders of the Common Shares are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Common Shares do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Shares will be able to elect the entire Board of Directors, and, if they do so, minority shareholders would not be able to elect any members to the Board of Directors. The Company's Board of Directors has authority, without the action by the Company's shareholders, to issue all or any portion of the authorized but unissued Common Shares, which would reduce the percentage ownership of the Company of its shareholders and which may dilute the book value of the Common Shares.

           b. Redeemable Preferred Stock - Preferred Shares may be issued from time to time in one or more series as may from time to time be determined by the board of directors. Each series shall be distinctly designated.

           The Company currently has outstanding a series of Preferred Stock designated as Series "A" Preferred Stock. Each share of Series "A" Preferred Stock has a stated value (the "Stated Value") of the U.S. dollar equivalent of Cdn$25.00 determined at the date of issuance by reference to the noon spot rate for conversion of Canadian dollars into U.S. dollars as published by the National Bank of Canada on the business day immediately preceding the date of issuance. The holders of Series "A" Preferred Stock are entitled to cumulative dividends at the rate of 5% of the Stated Value plus accrued but unpaid dividends. The dividends have priority over any payments of dividends on Common Shares and on all other shares of preferred stock ranking junior to the Series "A" Preferred Stock. Except as otherwise required by Nevada law, the holders of Series "A" Preferred Stock do not have any voting rights.

           The Series "A" Preferred Stock is not convertible into Common Shares or into any other security of the Company. The Company may, at its option, redeem all or part of the Series "A" Preferred Stock from the holders thereof. Additionally, at any time after five years from the date of issuance, a holder of Series "A" Preferred Stock may require the Company to redeem any or all of the Series "A" Preferred Stock held by such holder. The redemption price shall be the Stated Value plus all accrued but unpaid dividends. In light of the future mandatory redemption feature, the preferred stock is classified outside of permanent equity.

           c. Warrants - Pursuant to the terms of the Asset Purchase Agreement, the Company issued to CVFLP Warrants entitling it to purchase approximately 952,784 additional shares of the Company's Common Shares (approximately 15.9% of the total issued and outstanding Common Shares). Each Warrant entitles the holder to purchase one Common Share at a price of $3.05 per share. CVFLP has distributed the Warrants to Canadian Venture Founders Management Limited, its general partner. Until September 20, 2000, the Warrants may only be exercised if a former limited partner of CVFLP sells any Common Shares which were issued to such limited partner in connection with the Asset Purchase Agreement. In such event, the Warrant holders may purchase one Common Share for each five Common Shares sold by such limited partner. Any Warrants not exercised before September 20, 2000, may be exercised by the holder during the six month period immediately following the end of such five year period. All shares issuable upon exercise of the Warrants will be restricted securities as that term is defined in Rule 144 under the 1933 Act.

5.    RELATED PARTY TRANSACTIONS

           The General Partner of CVFLP had retained its affiliate, Canadian Venture Founders Corporation ("CVF Corporation"), to provide administrative and managerial services to CVFLP. CVF Corporation was paid an annual management fee of 2.75% of the first $22 million of committed capital and 2.50% of original committed capital over $22 million. The management fee was determined based on capital committed on formation of $15 million. The amount of management fee included in the Company's statements of operations was $490,564 for the year ended December 31, 1995. This arrangement terminated with the Asset Purchase Agreement in September 1995.

6.    EXPORT SALES

           The Company, to date, has conducted substantially all its business in Canada and the U.S. Export sales, primarily to the U.S., amounted to approximately $1,115,803 for the year ended December 31, 1996 and $454,000 for the year ended December 31, 1995.

7.  INCOME TAXES

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of the realization of deferred tax assets. As of December 31, 1996, the Company had no deferred tax assets. Deferred income tax liabilities of $7,451,840 are recorded in connection with the unrealized gain attributable to the securities available for sale valued at market.

          The net operating loss carryforward at December 31, 1995 amounted to approximately $90,000, and consisted exclusively of losses incurred by CVF Corp. subsequent to the combination with CVFLP in September 1995. Prior losses of CVFLP, losses incurred by Canadian subsidiaries (which are not consolidated with the Company for tax purposes) and losses attributable to equity basis holdings are permanent differences and are not available to offset income of the Company.

          The benefit (provision) for income taxes differs from the amount computed by applying the statutory income tax rate to net income (loss) before provision for income taxes as follows:

                                                   Year Ended
                                     -----------------------------------
                                        December 31,        December 31,
                                            1996                1995
                                     ---------------     ---------------
Income tax (provision) benefit
computed at statutory rate           $        64,000     $       373,000
Tax benefit of net operating loss
carryforward                                  32,000                   0
Effect of permanent differences             (988,790)           (341,000)
Tax benefit of net operating
loss not recognized                                0             (32,000)
                                     ---------------     ---------------
Benefit (provision) for income
taxes reported                       $      (892,790)     $            0
                                     ==============      ===============

8.   HOLDINGS CARRIED AT COST OR EQUITY

          Holdings in which the Company has a 20% or greater ownership interest are accounted for under the Equity Method. Holdings in which the Company has a less than 20% ownership interest are accounted for under the Cost Method and the provisions of SFAS No. 115.

          The Company has equity method holdings in the following companies:

     a. Ecoval, Inc. ("Ecoval"), a Montreal company which manufactures and markets natural fertilizers and environmentally safe organic herbicides.

     b. Dantec Systems Corporation ("Dantec"), an Ontario company in the business of developing, manufacturing and marketing a range of automated, precision moisture detection and manufacturing control systems.

     c. Petrozyme Technologies, Inc. ("Petrozyme"), a company in the start-up stage of developing and marketing processes for the degradation of petroleum waste products.

          Holdings consisted of the following at December 31, 1996:


                                                 Notes
            Percent           Equity-             and
           Ownership       Adjusted Cost       Advances       Reserve          Total
           ---------       -------------     -----------    -----------     ------------
Ecoval       30%             $(2,838,006)    $ 3,247,075      $(127,415)       $  281,654
Dantec       41%                 742,748          -               -               742,748
Petrozyme    50%                 140,712          -               -               140,712
Certicom     12%                      (A)        732,146       (222,476)          509,670
Turbotak      -                   -              732,099       (365,000)          367,099
Other         -                   -               10,030          -                10,030
                             ------------    -----------      ----------       ----------
Total                        $(1,954,546)    $ 4,721,350      $(714,891)       $2,051,913
                             ============    ===========      ==========       ==========

     (A) The investment in Certicom common stock is carried at market.

     Holdings in which the Company has a 20-50% ownership position are accounted for under the equity method of accounting as required by Accounting Principles Board Opinion No. 18. The Company records losses to the extent of any positive equity interest plus loans and advances. Holdings of less than 20% are accounted for under the provisions of SFAS No. 115, namely, at cost for securities classified as "held to maturity", at market (with unrealized gains or losses booked to stockholders' equity) for securities classified as "available for sale" and at market (with unrealized gains or losses recorded into income) for securities classified as "trading".

     The Company's holdings in investee debt are classified as "held-to-maturity" securities, and as such are carried at amortized cost, with provision made for what is deemed a permanent decline in value.

     In December 1995, Certicom completed an initial public offering, pursuant to which the Company's ownership percentage fell below 20%. At such time, the Company discontinued the use of the equity method.

     Prior to December 1994, the Company held investments in Ecoval Technologies, Inc., and a related predecessor entity, Terra Care Corporation (which was subsequently dissolved). In October 1994, Ecoval Technologies was acquired by Ecoval, Inc. Upon the acquisition, the Company received a 33% interest in Ecoval, Inc. and received a debenture equal to all previous amounts invested in Ecoval Technologies and Terra Care.

     The aggregate cost of investments in associated companies accounted for under the equity method of accounting was $5,650,131 at December 31, 1996.

     The following table gives certain combined summarized financial information related to the Company's equity in investees:


                                         Year ended
                                         December 31,
                                 ------------------------------
                                     1996              1995
                                 ------------      ------------
Net sales                        $  1,396,027      $  1,090,773
Gross profit on sales                  70,789           237,524
Net loss                           (2,713,912)       (1,644,736)
                                 ------------      ------------
CVF Corp.'s share of net loss    $   (840,929)     $   (563,113)
                                 ============      ============
Current assets                   $  1,260,130      $  1,820,937
Noncurrent assets                   5,924,516         8,232,657
                                 ------------      ------------
Total assets                     $  7,184,646      $ 10,053,594
                                 ============      ============
Current liabilities              $  1,204,872      $  1,904,558
Noncurrent liabilities             11,581,846         9,798,172
Equity (deficit)                   (5,602,072)       (1,649,136)
                                 ------------      ------------
Total liabilities and equity     $  7,184,646      $ 10,053,594
                                 ============      ============
CVF Corp.'s share of
accumulated deficit               $(1,659,763)      $(1,030,388)
                                 ============      ============

          The amount of CVF Corp.'s above share of net loss differs from income
     (loss) from equity affiliates appearing in the statement of operations primarily due to equity transactions with third parties and amortization of goodwill.

          The investee companies have various debt and equity securities outstanding which are convertible into common stock. Any such conversions would not materially decrease the Company's interest in the earnings or net assets of any investee.

 9.  SECURITIES AVAILABLE FOR SALE AT MARKET

          The investment in Certicom common stock, which had an equity-adjusted cost basis of $1,011,050 at December 31, 1996, is deemed to be an "available for sale" security (as that term is defined in SFAS No. 115) and accordingly is recorded at its fair market value of $22,302,960 (based on the quoted market price) at December 31, 1996. This results in the booking of an unrealized gain of $21,291,910. This unrealized gain (net of deferred income taxes of $7,451,840) is recorded as an element of stockholders equity, as required by SFAS No. 115. The amount under the category of "notes and advances" for Certicom includes preferred stock with a cost basis of $682,799.

10.  GOODWILL

          Goodwill consisted of the following at December 31, 1996:


                                  Accumulated
             Original basis      amortization        Net
             --------------      ------------    ----------
Solaria       $  360,183          $(125,820)     $  234,364
Biorem           188,750            (33,220)        155,529
Gemprint       1,683,468           (210,744)      1,472,724
              ----------          ---------      ----------
Total         $2,232,401          $(369,784)     $1,862,617
              ==========          =========      ==========

          Additionally, goodwill attributable to equity basis investments which is part of the carrying cost of such investments consisted of the following:


                                       Accumulated
                  Original basis       amortization        Net
                  --------------       ------------    ----------
Ecoval             $1,502,478          $(200,331)      $1,302,147
Petrozyme             135,050             (1,501)         133,549
Dantec                964,800           (304,286)         660,514
                   ----------          ---------       ----------
Total              $2,602,328          $(506,118)      $2,096,210
                   ==========          =========       ==========

          Amortization of goodwill in subsidiaries totaled $133,861 and $132,027 for the years ended December 31, 1996 and 1995. Amortization of goodwill in equity basis in investees totaled $185,233 and $151,174 for the years ended December 31, 1996 and 1995.

11.  LONG-TERM DEBT

          Long-term debt consisted of the following at December 31, 1996:

          Convertible debenture issued by Gemprint, bearing
          interest at 5% per annum and due May 1, 2001.
          Convertible at the option of the holder into
          Gemprint common stock at a price predicated on the
          price paid in the next third party common stock sale
          in excess of $730,000.                                  $  219,000

          Non-convertible debenture issued by Gemprint,
          bearing interest at 13.5%, repayable in February 2000.     136,875
          Other                                                       82,457
                                                                  ----------
                                                                  $  438,332
                                                                  ==========

12.  LINES OF CREDIT

          Biorem has two bank lines of credit. One is with a major Canadian bank with a balance of $281,050 at December 31, 1996. The line has a maximum availability of $340,000, bears interest at prime plus 3 percent and is payable on demand. The other line is with another major Canadian bank with a maximum availability of $219,000, which is outstanding at December 31, 1996. The loan bears interest at prime plus 1.5% and is payable on demand.

          Gemprint has a line of credit with a major Canadian bank with a balance outstanding of $139,050 at December 31, 1996. This loan is payable on May 30, 1997 and bears interest at prime plus 1%. The loan is guaranteed by CVF Corp. and is secured by 20,000 shares of Certicom common stock held by CVF.

13.  SUBSEQUENT EVENTS

      A. Subsequent to December 31, 1996 and through March 14, 1997, the Company sold substantially all of its remaining common stock in Certicom, realizing net proceeds of approximately $19,000,000.

      B. In February 1997, the Company issued an aggregate of 601,932 options to purchase common stock for $.05 per share to its three executive officers. Simultaneously, a corporation owned by the officers, sold back to the Company an identical number of shares of Company common stock which it owned, for aggregate consideration of $10. The Company is treating these transactions as an equilibrium exchange; accordingly, there will be no earnings effect.

                           CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)
                         INDEX TO FINANCIAL STATEMENTS





                                                                     PAGE
                                                                    NUMBER
                                                                    ------


            CONSOLIDATED BALANCE SHEET (UNAUDITED)                   F-22

            CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)         F-23

            CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)         F-24

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               F-25

                      CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                          CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                March 31, 1997

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                              $ 19,014,540
  Accounts receivable                                                         482,198
  Inventory                                                                   203,295
  Prepaid expenses and other                                                  430,059
                                                                         ------------
   TOTAL CURRENT ASSETS                                                    20,130,092
PROPERTY AND EQUIPMENT, net of accumulated depreciation                       153,229
HOLDINGS                                                                    2,185,577
SECURITIES AVAILABLE FOR SALE ,  at market                                  1,484,619
GOODWILL, net of accumulated amortization                                   1,829,154
                                                                         ============
                                                                         $ 25,782,671
                                                                         ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                  $  1,156,746
  Bank debt                                                                   723,448
  Due to related parties                                                       63,135
  Accrued income taxes                                                      7,294,890
                                                                         ------------
   TOTAL CURRENT LIABILITIES                                                9,238,219
                                                                         ------------
LONG TERM DEBT                                                                615,032
DEFERRED INCOME TAXES                                                         564,290
MINORITY INTEREST                                                             292,000
REDEEMABLE PREFERRED STOCK                                                    456,250
STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value, authorized 50,000,000 shares, issued 5,992,349 shares, outstanding 5,357,517 shares and
   634,832 shares in treasury                                                   5,992
  Additional paid in capital                                               12,930,787
  Treasury stock                                                             (213,609)
  Translation adjustment                                                     (277,252)
  Unrealized gain on available for sale securities                            846,441
  Retained earnings (accumulated deficit)                                   1,324,521
                                                                         ------------
   TOTAL STOCKHOLDERS' EQUITY                                              14,616,880
                                                                         ------------
                                                                         $ 25,782,671
                                                                         ============


                 See notes to consolidated financial statements

                           CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                                                                      Three months ended March 31,
                                                                      ----------------------------
                                                                        1997                1996
                                                                    -----------         ------------


Sales                                                              $    261,855         $    488,157
COST OF SALES                                                            85,668              297,203
                                                                   ------------         ------------

GROSS PROFIT                                                            176,187              190,954
                                                                   ------------         ------------
EXPENSES:
   Selling, general and administrative                                  804,546              728,475
   Research and development                                              11,579               12,652
                                                                   ------------         ------------
    TOTAL EXPENSES                                                      816,125              741,127
                                                                   ------------         ------------
INCOME (LOSS) FROM OPERATIONS                                          (639,938)            (550,173)
                                                                   ------------         ------------
OTHER INCOME AND (EXPENSES):
    Interest income (expense), net                                       80,611               14,405
    Other income (expense), net                                         196,899               11,273
    Income (loss) from equity affiliates                               (165,780)            (143,039)
    Gain (loss) on sale of investments                               18,160,425                   --
    Minority interest                                                       --                    77
                                                                   ------------         ------------
        TOTAL OTHER INCOME AND (EXPENSES)                            18,272,155             (117,284)
                                                                   ------------         ------------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                      17,632,217             (667,457)
    Provision for income taxes                                        7,294,890                1,168
                                                                   ------------         ------------
NET INCOME (LOSS)                                                  $ 10,337,327         $   (668,625)
                                                                   ============         ============
NET INCOME (LOSS) PER SHARE                                        $       1.73         $      (0.11)
                                                                   ============         ============

WEIGHTED SHARES USED IN COMPUTATION                                   5,974,716            5,992,349
                                                                   ============         ============




                See notes to consolidated financial statements.

                          CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)


                                                                          Three Months Ended March 31,
                                                                      ----------------------------------
                                                                            1997                 1996
                                                                      ---------------        -----------
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income (loss)                                                 $    10,337,327        $   (668,625)
                                                                      ---------------        ------------
    Adjustments to reconcile net income (loss) to net
    cash from operating activities:
        Depreciation and amortization                                          72,177              80,242
        Loss on disposal of fixed assets                                       27,676               --
        (Income) loss from equity affiliates                                  165,780             143,039
        Gain on sale of investments                                       (18,160,425)              --
        Minority interest in earnings (losses) of subsidiaries                  --                    (77)

    Changes in operating assets and liabilities :
        (Increase) decrease in accounts receivable                              28,091           (263,314)
        (Increase) decrease in inventory                                        21,914              4,380
        (Increase) decrease in prepaid expenses and other                     (357,949)           (52,820)
        (Increase) decrease in other assets                                     --                 68,588
        Increase (decrease) in accounts payable and accrued
        expenses                                                              (310,893)           657,010
        Increase (decrease) in income taxes payable                          6,402,100               --
                                                                       ---------------        ------------
                                                                           (12,111,529)            637,048
                                                                       ---------------        ------------
CASH PROVIDED (USED) IN OPERATING ACTIVITIES                                (1,774,202)            (31,577)
                                                                       ---------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchase of property and equipment                                      (2,289)            (13,265)
        Investments in and advances to equity affiliates                      (299,444)           (241,089)
        Proceeds from sale of investments                                   19,097,838               --
                                                                       ---------------        ------------
CASH PROVIDED (USED) IN INVESTING ACTIVITIES                                18,796,105            (254,354)
                                                                       ---------------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Borrowings (payments) of debt                                          192,824              34,536
        Borrowings (payments) of debt to related parties                        63,135            (133,561)
        Purchase of treasury stock                                            (158,598)              --
                                                                       ---------------        ------------
CASH PROVIDED (USED) IN FINANCING ACTIVITIES                                    97,361             (99,025)
                                                                       ---------------        ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
     CASH EQUIVALENTS                                                           --                 (33,667)
                                                                       ---------------        ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        17,119,264            (418,623)
CASH AND CASH EQUIVALENTS - beginning of period                              1,895,276             445,515
                                                                       ---------------        ------------
CASH AND CASH EQUIVALENTS - end of period                              $    19,014,540        $     26,892
                                                                       ===============         ===========



                 See notes to consolidated financial statements

                          CVF CORP. AND SUBSIDIARIES
                     (FORMERLY WESTERN GROWTH CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       THREE MONTHS ENDED MARCH 31, 1997

                                  (UNAUDITED)



1.   BASIS OF PRESENTATION

          The accompanying financial statements are unaudited, but reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of financial position and the results of operations for the interim periods presented. All such adjustments are of normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results attainable for a full fiscal year.

2.   INCOME (LOSS) PER SHARE

          Per share information is computed based on the weighted average number of shares outstanding during the period with net income (loss) reduced by cumulative preferred stock dividends.

3.   INVESTMENTS

          The following table gives certain summarized financial information related to the Company's equity basis holdings:


                                      Three months ended
                                          March 31,
                                 ---------------------------
                                    1997              1996
                                 ---------          --------
Net sales                        $ 186,137          $ 231,386
Gross profit on sales               48,627            117,025
Income (loss) from
continuing operations             (160,919)          (520,389)
Net income (loss)                 (160,919)          (520,389)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                             CVF CORP.



                             By: /s/Jeffrey Dreben
                             ----------------------------------
                                 Name:  Jeffrey Dreben
                                 Title: President and Chief Executive Officer

Date:  August 22, 1997

                                 Exhibit Index

        Exhibit No.
        -----------  --------------------------------------------

        2.1*         Articles of Incorporation
        2.2*         By-Laws of CVF Corp.
        3.1*         Form of Common Stock Certificate
        3.2*         Form of series A Preferred Stock Certificate
        3.3*         Form of Warrant Certificate
        5.1          Opinion of Cohne, Rappaport & Segal
        6.1*         Asset Purchase Agreement dated as of August 20, 1995
        6.2*         Stock Pledge Agreement dated as of September 20, 1995
        6.3*         Service Agreement dated as of February 10, 1997
         10          Consent of Feldman Radin & Co., P.C.
         27          Financial Data Schedule

*Previously filed